McGraw Hill Financial, Inc.
55 Water Street
New York, New York 10041

November 4, 2015

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Notice Pursuant to Section 13(r)(3) of the Securities Exchange Act of 1934, as amended (the “Act”)

Ladies and Gentlemen:

McGraw Hill Financial, Inc. (the “issuer”) hereby provides notice that disclosure of activity described in Section 13(r)(1) of the Act has been included in the issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the Securities and Exchange Commission on November 4, 2015.

McGraw Hill Financial, Inc.

/s/ Katherine J. Brennan
Name:     Katherine J. Brennan
Title:    Deputy General Counsel & Corporate Secretary